UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 10

Under the Securities Exchange Act of 1934

B Communications Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share

(Title of Class of Securities)

M15629 10 4

(CUSIP Number)

Guy Ben Ami

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

(212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15629 10 4

1	NAME OF REPORTING PERSON: Internet Gold-Golden Lines Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares*
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

*	Internet Gold holds of record 0 ordinary shares of the Issuer. Eurocom Communications Ltd. (“Eurocom Communications”) was previously the controlling shareholder of Internet Gold. On April 22, 2018, the Tel Aviv District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers of Eurocom Communications. Pursuant to a Tel Aviv District Court decision and the approval of the Israeli Ministry of Communications, Mr. Shaul Elovitch, Mr. Yossef Elovitch Eurocom Holdings (1979) Ltd. no longer hold an interest in Eurocom Communications.

Item 1. Security and Issuer.

This Amendment No. 10 (the “Amendment”) is filed by Internet Gold-Golden Lines Ltd. (“Internet Gold” or the “Reporting Entity”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4 and 5 of the initial Statement on Schedule 13D filed by the Reporting Entity (and by Eurocom Communications) on August 11, 2009, as amended by Amendment No. 1 to the Initial Statement on Schedule 13D filed on March 29, 2010, Amendment No. 2 to the Initial Statement on Schedule 13D filed on May 13, 2010, Amendment No. 3 to the Initial Statement on Schedule 13D filed on June 3, 2011, Amendment No. 4 to the Initial Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Initial Statement on Schedule 13D filed on January 18, 2012, Amendment No. 6 to the Initial Statement on Schedule 13D filed on June 27, 2013, Amendment No. 7 to the Initial Statement of Schedule 13D filed on June 5, 2014, Amendment No. 8 to the Initial Statement of Schedule 13D filed on January 4, 2016 and Amendment No. 9 to the Initial Statement of Schedule 13D filed on December 10, 2019 (the initial Schedule 13D, and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No 8. and No. 9 together, the “Statement”). The Statement relates to the Ordinary Shares, par value NIS 0.1 per share (the “Ordinary Shares”), of B Communications Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 144 Menachem Begin Street, Tel Aviv 649210, Israel.

Item 2. Identity and Background.

This Statement is being filed by Internet Gold-Golden Lines Ltd. ("Internet Gold” or the “Reporting Entity”).

Internet Gold is an Israeli company listed on the Tel Aviv Stock Exchange. The address of its principal office is Menachem Begin Road 132 (Azrieli round building, GKH Law Offices), Tel Aviv 6701101, Israel.

Internet Gold was previously the controlling shareholder of the Issuer. On December 2, 2019, the Issuer entered into a transaction with Searchlight II BZQ LP (wholly-owned by Searchlight Capital Partners) and a company controlled by the Fuhrer family (TNR Investments Ltd.). In the transaction, control of the Issuer was transferred to these entities. Internet Gold retained a small stake of 8,383,234 ordinary shares of the Issuer which were transferred to debenture holders (Series C and Series D) of the Reporting Entity on September 15, 2020 (see Item 4).

Item 4. Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

As previously discussed, during the months of February 2020 to September 2020, the Reporting Entity initiated a creditors’ arrangement which was submitted to the applicable Israeli court. Pursuant to such arrangement, the 8,383,234 ordinary shares of the Issuer previously held by the Reporting Entity were transferred to debenture holders (Series C and Series D) of the Reporting Entity on September 15, 2020 (the “Transaction”).

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of Schedule 13D are hereby replaced by the following:

(a) – (b) As of the date hereof, the Reporting Entity holds zero Ordinary Shares of the Issuer.

As a result of the Transaction, as of September 15, 2020, the Reporting Entity ceased to be a beneficial owner of more than five percent (5%) of the outstanding Ordinary Shares of the Issuer.

Item 5(c) of Schedule 13D is hereby replaced by the following:

The sole transaction in the Ordinary Shares by the Reporting Entity during the past 60 days is set forth in Item 4 and is incorporated herein by reference.

Item 5(e) of Schedule 13D is hereby replaced by the following:

Following the closing of the Transaction as described in Item 4, the Reporting Entity ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2020

/s/ Doron Turgeman
Internet Gold - Golden Lines Ltd.
By: Doron Turgeman
Title: Chief Executive Officer

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